Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2013 Results

•	Q4 Revenue Up 27.0% to a Record of $96.8 million
•	Q4 Net Income Attributable to Controlling Interest Up 58.1%; EPS of $0.48
•	FY13 Revenue Up 20.2% to $356.6 million
•	FY13 Net Income Attributable to Controlling Interest Up 59.8%; EPS of $1.80
•	Company Issues FY14 Guidance, Expects Continued Growth

MP MENASHE, Israel--(BUSINESS WIRE)--Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces sold under its premium brand, today reported financial results for its fourth quarter and fiscal year ended December 31, 2013.

Revenues in the fourth quarter of 2013 increased by 27.0% to $96.8 million compared to $76.2 million in the prior year. On a constant currency basis, fourth quarter revenue growth was 29.7% year-over-year.  Growth in revenues was broad-based, but primarily driven by continued increases in the United States, the Company’s largest region, which rose 59.2% compared to the same period in the prior year.

Yosef Shiran, Chief Executive Officer, commented, "We are pleased to set another record year for both sales and earnings.  Revenue growth continued its acceleration into year-end, principally driven by growth in the United States.  We believe these results demonstrate the realization of our quartz penetration vision and our solid position in the US market. This was accompanied by strong demand in all of our other regions, and the success of our Super-Natural collection. We expect 2014 to be another strong year, and we look forward to expanding our capacity to meet the increasing demand, maintain our leadership position, enhance our strong brand and generate value for our customers and shareholders.”

In addition, the Company noted that during the fourth quarter, as contemplated by its previously announced agreement with IKEA, Caesarstone is now providing all 38 of IKEA’s US stores with quartz countertops.  Both IKEA and Caesarstone have been pleased to see a good reaction from consumers who prefer Caesarstone quartz surfaces as their material of choice and find IKEA’s kitchen equipped with Caesarstone surfaces as an appealing proposition.

Gross margin in the fourth quarter was 43.0% compared to 41.8% in the prior year.  This year-over-year improvement was driven primarily by the benefits of higher volume and the success of the Super-Natural collection, partially offset by a significantly negative exchange rate impact.

Operating expenses in the fourth quarter were $21.8 million, or 22.5% of revenues. This compares to the prior year's fourth quarter level of $19.7 million, or 25.8% of revenues.

Operating income in the fourth quarter was $19.8 million, an increase of 62.2% compared to $12.2 million in the fourth quarter of 2012.

Adjusted EBITDA, which excludes share-based compensation expense, the excess cost of acquired inventory and other non-recurring costs, increased by 47.1% to $24.2 million in the fourth quarter, a margin of 25.0%. This compares to adjusted EBITDA of $16.5 million, a margin of 21.6% in the fourth quarter of the prior year.

Finance expenses in the fourth quarter were $0.4 million compared to finance income of $0.2 million during the same period in the prior year.

The Company reported net income attributable to controlling interest for the fourth quarter of $17.0 million, compared to $10.8 million in the same quarter in the prior year.  Diluted earnings per share for the fourth quarter were $0.48 on 35.4 million shares, compared to $0.31 on 34.6 million shares in the prior year.  On an adjusted basis, earnings per share in the fourth quarter were $0.49 compared to $0.32 in the prior year.

The Company's balance sheet as of December 31, 2013 remained solid with cash and bank deposits of $92.2 million, compared to $72.7 million in the prior year, after a $20.1 million dividend paid during the fourth-quarter.

Full-Year Results

Revenues for the full year of 2013 grew by 20.2% to a record level of $356.6 million as compared to $296.6 million in 2012.  On a constant currency basis, growth was 21.6% year-over-year.  Revenue grew in all regions, with the strongest growth coming from the United States, which grew by 42.2% to become the Company’s largest region.

Full-year gross margin, excluding a one-time positive inventory adjustment of $3.5 million, was 44.5%, an improvement of 150 basis points over the prior-year.

Operating expenses in 2013 were 24.2% of revenue compared to 26.1% in the prior year, reflecting the benefit of higher volume.

Operating profitability in 2013, excluding the inventory adjustment referred to above, improved by 350 basis points to 20.3%, driven by a combination of scale-related benefits and the success of the Super-Natural collection.

Adjusted EBITDA in 2013 increased by 32.1% to $91.7 million, compared to $69.4 million in fiscal 2012.

Adjusted net income attributable to controlling interest for the full year of 2013 increased by 45.3% to $64.0 million, compared to the fiscal 2012 level of $44.0 million.  Adjusted diluted earnings per share was $1.82 in 2013, compared to $1.35 in the prior year.

Guidance

The Company today issued initial guidance for the full-year of 2014.  At present, it expects its revenues to be in the range of $410 million to $420 million, and adjusted EBITDA in the range of $104 million to $109 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, February 12, 2013, at 8:30 a.m. ET to discuss the results of the fourth quarter and fiscal year ended December 31, 2013, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-329-8877 or +1-719-457-1512 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 1329081.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 1329081. The replay will be available beginning at 11:30 a.m. ET on February 12, 2013 and will last through 11:59 PM EST February 26, 2013.

About Caesarstone
Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 48 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2013	December 31, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,248	$29,033
Short-term bank deposits	70,000	43,700
Trade receivables	52,304	44,066
Other accounts receivable and prepaid expenses	22,853	16,238
Inventories	57,867	50,550

Total current assets	225,272	183,587

LONG-TERM ASSETS:
Severance pay fund	3,973	3,424
Long-term deposits and prepayments	1,603	1,198

Total long-term assets	5,576	4,622

PROPERTY, PLANT AND EQUIPMENT, NET	93,634	72,987

OTHER ASSETS	13,372	16,898

GOODWILL	39,702	42,955

Total assets	$377,556	$321,049

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,454	$5,248
Current maturities of long-term loans	-	5,500
Trade payables	50,624	36,925
Account payables to related parties	2,602	2,888
Accrued expenses and other liabilities	20,890	15,314

Total current liabilities	79,570	65,875

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	12,342	12,188
Accrued severance pay	4,472	3,989
Long-term warranty provision	1,704	1,599
Deferred tax liabilities, net	6,245	6,375

Total long-term liabilities	24,763	24,151

REDEEMABLE NON-CONTROLLING INTEREST	7,624	7,106

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	364	360
Additional paid-in capital	138,755	135,437
Accumulated other comprehensive income	3,682	8,517
Retained earnings	122,798	79,603

Total equity	265,599	223,917

Total liabilities and equity	$377,556	$321,049

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2013	2012	2013	2012

Revenues	$96,813	$76,222	$356,554	$296,564
Cost of revenues	55,230	44,365	194,436	169,169

Gross profit	41,583	31,857	162,118	127,395

Operating expenses:
Research and development, net	554	403	2,002	2,100
Marketing and selling	12,876	12,532	51,209	46,911
General and administrative	8,380	6,732	32,904	28,423

Total operating expenses	21,810	19,667	86,115	77,434

Operating income	19,773	12,190	76,003	49,961
Finance expenses (income), net	416	(225)	1,314	2,773

Income before taxes on income	19,357	12,415	74,689	47,188
Taxes on income	2,340	1,444	10,336	6,821

Net income	17,017	10,971	64,353	40,367

Net income attributable to non-controlling interest	(12)	(214)	(1,009)	(735)
Net income attributable to controlling interest	$17,005	$10,757	$63,344	$39,632
Basic net income per ordinary share	$0.49	$0.31	$1.83	$1.21
Diluted net income per ordinary share	$0.48	$0.31	$1.80	$1.21
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,739,315	34,365,250	34,666,514	32,641,701
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,393,947	34,561,697	35,209,946	32,699,748

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2013	2012

Cash flows from operating activities:

Net income	$64,353	$40,367
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,994	14,368
Share-based compensation expense	2,514	3,660
Decrease in share-based payment in subsidiary	-	(1,383)
Accrued severance pay, net	(64)	(61)
Changes in deferred tax, net	674	(1,927)
Capital gains	(22)	(79)
Compensation paid by a former shareholder	810	-
Foreign currency translation losses (gains)	(132)	417
Increase in trade receivables	(8,238)	(8,561)
Increase in other accounts receivable and prepaid expenses	(7,419)	(3,291)
Increase in inventories	(7,317)	(3,816)
Increase in trade payables	9,351	5,201
Increase in warranty provision	401	297
Increase (decrease) in accrued expenses and other liabilities including related parties	5,765	(9,922)

Net cash provided by operating activities	75,670	35,270

Cash flows from investing activities:

Investment in short-term deposits	(26,300)	(43,700)
Purchase of property, plant and equipment	(27,372)	(13,481)
Acquisition of the business of Prema Asia Marketing PTE Ltd.	-	(150)
Increase in long term deposits and prepayments	(405)	(849)

Net cash used in investing activities	(54,077)	(58,180)

Cash flows from financing activities:

Dividend paid	(20,149)	(27,182)
Receipt from issuance of ordinary shares, net	-	76,768
Repayment of long-term loans	(5,372)	(12,670)
Short-term bank credit and loans, net	206	1,275
Repayment of contingent consideration related to U.S. Quartz Products, Inc. acquisition	-	(6,242)
Receipt of a financing leaseback related to Bar-Lev transaction	-	10,893
Repayment of a financing leaseback related to Bar-Lev transaction	(1,149)	(362)

Net cash provided by (used in) financing activities	(26,464)	42,480

Effect of exchange rate differences on cash and cash equivalents	(1,914)	(2,487)

Increase (decrease) in cash and cash equivalents	(6,785)	17,083
Cash and cash equivalents at beginning of year	29,033	11,950

Cash and cash equivalents at end of year	22,248	29,033

Non - cash investing:
Purchase of fixed assets with credit from suppliers	4,880	2,141

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2013	2012	2013	2012

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$17,017	$10,971	$64,353	$40,367
Finance expenses, net	416	(225)	1,314	2,773
Taxes on income	2,340	1,444	10,336	6,821
Depreciation and amortization	3,894	3,553	14,994	14,368
Excess cost of acquired inventory (a)	15	103	188	885
Share-based compensation expense (b)	534	615	2,514	3,007
Inventory - change of estimate (c)	-	-	(3,458)	-
Follow-on expenses (d)	-	-	1,470	-
IPO bonus (e)	-	-	-	1,970
Caesarstone USA contingent consideration adjustment (f)	-	-	-	255
Litigation gain (g)	-	-	-	(1,001)
Adjusted EBITDA	$24,216	$16,461	$91,711	$69,445

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the Company's gross margins until such inventory is sold. The majority of the aquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009. In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April 2013.
(d)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by the Company's former shareholder, Tene, to certain employees of the Company that under US GAAP the Company is required to expense against paid-in capital.

(e)
Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's initial public offering, or IPO.

(f)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(g)
In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the Company the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The Company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the Company reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2013	2012	2013	2012

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$17,005	$10,757	$63,344	$39,632
Excess cost of acquired inventory (a)	15	103	188	885
Share-based compensation expense (b)	534	615	2,514	3,007
IPO bonus (c)	-	-	-	1,970
Caesarstone USA contingent consideration adjustment (d)	-	-	-	255
Inventory - change of estimate (e)	-	-	(3,458)	-
Follow-on expenses (f)	-	-	1,470	-
Litigation gain (g)	-	-	-	(1,001)
Total adjustments before tax	549	718	714	5,116
Less tax on above adjustments (h)	75	260	99	740
Total adjustments after tax	474	458	615	4,376

Adjusted net income attributable to controlling interest	$17,479	$11,215	$63,959	$44,008
Adjusted diluted EPS	0.49	0.32	1.82	1.35

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the Company's gross margins until such inventory is sold. The majority of the aquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009. In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)	Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.
(d)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(e)	Relates to a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April 2013.
(f)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by the Company's former shreholder, Tene,  to certain employees of the Company that under US GAAP the Company is required to expense against paid-in capital.

(g)
In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the Company the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The Company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the Company reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.

(h)
The tax adjustments for the first three quarters of 2012 were based on effective tax rate for 2011. For the twelve months ended December 31, 2012, the 2012 annual effective tax rate was used. The Company recognized the cumulative effect of the change in effective tax rate in the fourth quarter. The tax adjustments for the three and twelve months ended December 31, 2013, were based on the effective tax rate for the twelve months ended December 31, 2013.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2013	2012	2013	2012

USA	34,659	21,772	123,399	86,759
Australia	24,315	25,315	89,894	88,935
Canada	12,058	10,926	49,214	40,322
Israel	10,546	8,699	42,024	36,373
Europe	6,622	4,397	22,973	20,749
Rest of World	8,613	5,113	29,050	23,426
	$96,813	$76,222	$356,554	$296,564